[CORUS GRAPHIC]


16 March 2006

Corus Group plc 2005 Preliminary Results

Highlights

   o Full year profit after tax of (pound)451m and earnings per share of 10.17 pence
   o  Group operating profit of (pound)680m
   o  EBITDA* of (pound)1,027m and underlying operating profit* of (pound)720m
   o  Restoring Success programme has underpinned the financial result
   o  Net debt** reduced to (pound)821m and gearing*** to 25%
   o Proposed final dividend of 1 pence taking the full-year dividend to 1.5 pence
   o Letter of intent signed for Aleris International Inc. to acquire Corus' Aluminium rolled products and extrusions businesses for (euro)826m (c.(pound)570m). Further information provided in separate stock exchange announcement.

  -----------------------------------------------------------------------------------------------------------------------------
             Q4 2005        Q3 2005          Q4 2004     (pound) millions unless stated                  2005             2004

  -----------------------------------------------------------------------------------------------------------------------------
  -----------------------------------------------------------------------------------------------------------------------------
               2,424          2,383            2,499     Turnover                                      10,140            9,332
  -----------------------------------------------------------------------------------------------------------------------------
                  94            103              220     Group operating profit                           680              662
  -----------------------------------------------------------------------------------------------------------------------------
                 193            176              322     EBITDA*                                        1,027              934
  -----------------------------------------------------------------------------------------------------------------------------
                 117            100              245     Underlying operating profit*                     720              631
  -----------------------------------------------------------------------------------------------------------------------------
                  65             80              184     Pre-tax profit                                   580              567
  -----------------------------------------------------------------------------------------------------------------------------
                  64             50              166     Profit after tax                                 451              441
  -----------------------------------------------------------------------------------------------------------------------------
               1.51p          1.10p            3.85p     Earnings per share (pence)                     10.17            10.07
  -----------------------------------------------------------------------------------------------------------------------------
               (821)          (961)            (842)     Net debt at end of period**                    (821)            (842)
  -----------------------------------------------------------------------------------------------------------------------------

 * Before restructuring, impairment and disposals. Refer to supplementary information note 10 for reconciliation to the Group's operating profit.

** Includes (pound)268m increase due to the adoption of IAS 32 and 39 on 2 January 2005.

*** Gearing defined as net debt to net tangible worth


Outlook

o  Growth in the global steel market remains strong
o Recovery in European demand continues and inventories are at or below normal levels
o  Energy costs in the UK, (pound)20m higher in the first quarter of 2006
o  Selling prices expected to increase from the second quarter
o  Restoring Success remains on track to be completed by the end of 2006


                                    Corus Group plc 2005 Preliminary Results   1

From 2 January 2005, in line with all companies listed in the European Union, Corus adopted International Financial Reporting Standards (IFRS) as adopted in the EU having previously reported its financial results under UK Generally Accepted Accounting Practice (GAAP). Further details of this change in accounting policy are provided in Appendix 1 of the Interim Report for the six months to 2 July 2005, which is available on the Corus website at www.corusgroup.com.

Financial highlights

Corus generated a profit after tax of (pound)64m during the fourth quarter of 2005 in market conditions that remained challenging. This brought the profit after tax for the full year to (pound)451m and earnings per share to 10.17p, compared to (pound)441m and 10.07p per share in 2004.

The downward pressure on steel selling prices experienced during the third quarter eased towards the end of the year leaving fourth quarter selling prices broadly unchanged. Reduced steel production throughout Europe, combined with lower imports, gradually restored the balance between supply and demand in the second half of 2005. European inventory levels returned to normal and demand began to improve towards the end of the year. In this environment the Group's underlying operating profit for the fourth quarter of 2005 was (pound)117m, before restructuring and impairment costs and profit on disposals, an improvement of (pound)17m on the third quarter of 2005. This compared to (pound)245m in the fourth quarter of 2004 when market conditions were significantly more favourable.

For the full-year, Corus' financial performance showed further improvement over 2004. The Group operating profit increased to (pound)680m, compared to (pound)662m in 2004. The underlying operating profit, excluding restructuring and impairment costs and profit on disposals, increased by (pound)89m to (pound)720m, 14% higher than the previous year. An overall increase of 16% in average steel selling prices compared to 2004, combined with benefits from the Group's Restoring Success programme, more than offset a 5% reduction in steel deliveries and the progressive impact of significantly higher raw material and energy costs. As market conditions deteriorated during the year, the Restoring Success programme played an increasingly important role in underpinning the financial result and is estimated to have generated incremental benefits of some (pound)220m in 2005 when compared to 2004.

Net debt at the end of the year was (pound)821m, a reduction of (pound)140m compared to 1 October 2005. The strong cash generation during the fourth quarter was attributable to both the operating result and a reduction in working capital at a time of significant capital investment. Compared to 2004, net debt reduced by (pound)289m. Adoption of IAS 32 and 39 from January 2005 resulted in the reported reduction of (pound)21m. Under these new accounting standards, the Group is required to show drawings under its (pound)275m debtor securitisation programme as net debt. The Group's working capital management improved further with the ratio of working capital to turnover at 16%.

Restoring Success

The Group's Restoring Success programme was launched in June 2003 and is designed to deliver EBITDA benefits of (pound)680m per annum by the end of 2006. At the end of 2005, annualised exit rate benefits of (pound)555m were secured and the programme remains on track to deliver the full benefits of (pound)680m by the end of 2006. Progress against the three initiatives contained within this programme is outlined below:


                                    Corus Group plc 2005 Preliminary Results   2

   ------------------------------------------------------------------------
    Progress to date - Annualised Exit Rates (from June 2003)
   ------------------------------------------------------------------------
         Initiative        End 2006 targets      Progress to December 2005
   ------------------------------------------------------------------------
    Existing initiatives         (pound)210m              (pound)216m
   ------------------------------------------------------------------------
    UK restructuring             (pound)90m               (pound)19m
   ------------------------------------------------------------------------
    New initiatives              (pound)380m              (pound)320m
   ------------------------------------------------------------------------
    Gross target                 (pound)680m              (pound)555m
   ------------------------------------------------------------------------

o Existing initiatives - completed in June 2005, 6 months ahead of plan. These initiatives have delivered EBITDA improvements of (pound)216m on an annualised basis.
o UK Restructuring - the commissioning phase of the capital expenditure programme to improve the efficiency of the UK steelmaking assets has been underway since the third quarter of 2005. Good progress continues to be made at Port Talbot and steelmaking at this site is on track to achieve planned output of 4.7mt by the end of 2006. At Engineering Steels the complexity of the commissioning of the new assets at Rotherham, combined with strong demand for high value products, has meant that certain products will continue to be rolled at Stocksbridge. The total project benefits have been revised accordingly and are now set to deliver (pound)90m, previously (pound)120m, by the end of 2006. Annualised savings were restricted to (pound)19m at the end of 2005, reflecting high commissioning costs at Engineering Steels.
o New initiatives -These relate to the sharing and implementation of best practice across the Group, combined with the enrichment of product and customer mix towards premium end markets. To this end, the Group completed some (pound)100m of investments during 2005, related to specific opportunities in premium end markets, including aerospace and wire rod, where the Group was capacity constrained. Excellent progress continues to be made with new initiatives and the target for these initiatives has been raised to (pound)380m, compensating for the shortfall from UK Restructuring. Benefits remain on track to be delivered by the end of 2006 with (pound)320m secured by the end of 2005.

Corus has used the EBITDA to sales ratio as a measure of the competitive gap between its performance and that of the European operations of its peers. This gap has reduced from 6% in 2003 to 4.5% in 2005, although it widened in the last 12 months when compared to 2004. While the drive to further improve performance will continue, as part of the Corus Way the Group will also look to address structural issues that impact on its performance.

The Corus Way

The Group's strategy remains focused on carbon steels, developing a strong and sustainable competitive position in Western Europe and securing access to steel making in lower cost, higher growth regions. The Corus Way defines the Group's longer-term ambitions, differentiating its existing asset base by enriching the sales mix and continuously benchmarking its performance against best in class, combined with selective growth opportunities. In support of the Corus Way, the Group announced two major investments during 2005:

o An investment of (pound)130m at Scunthorpe to strengthen the Group's competitive position in structural sections, rail and wire rod markets; and

o An investment of (pound)153m at IJmuiden, Corus' lowest cost facility, to expand the Group's product range capabilities for the automotive and construction markets.


                                    Corus Group plc 2005 Preliminary Results   3

Both investments will enrich the sales mix by focusing on more value added products and will also significantly improve operational efficiency. Corus will target at least 60% of its deliveries to be value added, differentiated products, by the end of 2008. This represents an increase of approximately one-third compared to 2003 when Restoring Success was first launched. A Group wide Continuous Improvement Programme has now been launched in support of the Corus Way.

Beyond organic developments, the Group will look outside of Western Europe to secure access to steelmaking in lower cost regions, in order to support the cost competitiveness of its European assets going forward and pursue exposure to higher growth markets. Corus continues to evaluate opportunities in these areas to ensure that it can build on the momentum created by Restoring Success and deliver further value for shareholders.

Disposals

The Group has continued its programme to dispose of non-core businesses and surplus land and has realised proceeds of (pound)81m during 2005, generating a net profit of (pound)30m. The Group will continue to pursue a more selective business portfolio as part of the Corus Way.

Corus has today announced that it has signed a letter of intent for Aleris International Inc. to acquire its Aluminium Rolled Products and Extrusions businesses for a gross consideration of (euro)826m ((pound)570m). Further information on this proposed transaction is provided in a separate announcement released to the Stock Exchange today.

Triennial valuation of the British Steel Pension Scheme (BSPS)

The BSPS triennial valuation for the 3 years to 31 March 2005 has been completed and revised assumptions, particularly longevity, have been fully reflected in the Group's balance sheet as at 31 December 2005. On an IAS 19 basis the scheme continued to have a net surplus of (pound)67m at the end of 2005. In February 2006, Corus announced that agreement had been reached with its Trade Unions in the UK, for a new BSPS contribution and benefits framework that will reduce the underlying cost of the scheme to the Company by c.20%. The Company will recommence cash contributions to the main section of the BSPS from April 2006 at a rate of 10%, equivalent to (pound)50m per annum. As a consequence of this agreement, there will also be a one-off accounting credit to the operating result of some (pound)90m in the first quarter of 2006.

Financing

On 3 March 2006, Corus redeemed its (pound)150m 11.5% debenture due 2016. The redemption was made to improve the efficiency of Corus' balance sheet and the Group estimates that this will result in a reduction in future net finance costs of (pound)7m per annum. The total cost of the early redemption was (pound)237m and the premium paid of (pound)87m will be expensed as a non-recurring finance cost in the Income Statement during the first quarter of 2006.

In March 2006, the Group has also successfully renegotiated the terms of its existing (euro)800m bank facility, put in place in February 2005 and secured a reduction of up to 50% in commitment fees and margin. The facility continues to remain undrawn.

                                    Corus Group plc 2005 Preliminary Results   4

Dividend

The Board recommenced dividend payments in 2005 with an interim dividend of 0.5 pence, paid in October 2005. The Directors will recommend at the Company's Annual General Meeting, a final dividend of 1 penny per share to be paid on 19 May 2006 to shareholders on the register at 21 April 2006. For American Depository Receipt Holders, the dividend would be payable in US dollars on 29 May 2006, by the Depository, The Bank of New York, to the ADR holders of record on 21 April 2006.

Commenting on the result, Philippe Varin, Chief Executive said;
"Corus has again delivered a strong financial result in 2005. As the year progressed and market conditions became more challenging, our performance clearly demonstrated the strong foundations laid by the Restoring Success programme. The performance improvements, continued disposal of non-core assets and strengthened balance sheet provide a strong platform from which we can enter the next phase of our development.

The proposed sale of the downstream aluminium operations to Aleris secures a strong future for these businesses, represents good value for Corus and is an important step in the Group's strategy."

Outlook

Demand recovered towards the end of 2005 and selling prices stabilised in the fourth quarter as both European and North American inventory levels returned to normal. Selling prices have remained broadly unchanged in the first quarter of 2006. Energy costs in the UK market however, increased significantly towards the end of 2005 compared to those in mainland Europe. The Group's energy costs in the first quarter of 2006 are expected to be some (pound)20m higher, particularly in the Long Products Division.

Beyond the first quarter of 2006 it is expected that global growth in steel demand, underpinned by China, will remain strong. In Europe, a recovery in underlying demand, combined with inventory levels at or below trend, provide the basis for improved selling prices from the second quarter.

The Restoring Success programme remains on track to be successfully completed by the end of 2006.


                                    Corus Group plc 2005 Preliminary Results   5

----------------------------------------------------------------------------
Corus Group Plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with annual turnover of over (pound)10 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, rail, general engineering and packaging markets worldwide. Corus has 47,300 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.
----------------------------------------------------------------------------





The full Preliminary report is attached to this press release. Copies of today's announcement are available on the Corus website: www.corusgroup.com

Contacts:   Investor Relations:    Tel. +44 (0) 20 7717 4514/4501/4504
                                   Fax. +44 (0) 20 7717 4604
                                   e-mail: investor@corusgroup.com

            Corporate Relations:   Tel. +44 (0) 20 7717 4532/4597
                                   Fax. +44 (0) 20 7717 4316

            Mailing address:       30 Millbank, London, SW1P 4WY, United Kingdom


                                    Corus Group plc 2005 Preliminary Results   6

                                                                 [CORUS GRAPHIC]


--------------------------------------------------------------------------------

     Corus Group plc
     Preliminary report for the year ended 31 December 2005

--------------------------------------------------------------------------------
     Contents

       2   Review of the period
      12   Consolidated income statement
      13   Consolidated balance sheet
      14   Statement of recognised income and expense
      14   Reconciliation of movements in equity
      15   Consolidated cash flow statement
      16   Reconciliation of net cash flow to movement in net debt
      16   Analysis of net debt
      17   Supplementary information
      24   Appendix





     The consolidated income statement, consolidated balance sheet, statement of total recognised income and expense and the consolidated cash flow statement shown in respect of the year ended 31 December 2005 are extracted from the audited accounts for that year which were approved by the Board of Directors on 16 March 2006 and will be filed with the Registrar of Companies. The financial information contained in this preliminary report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The report of the auditors on these accounts is unqualified and does not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

     The 2005 Annual Report and Accounts will be mailed to shareholders in April at which time copies will be available from the Secretary's Office, Corus, 30 Millbank, London, SW1P 4WY, or by telephoning 0800 484113.


                                    Corus Group plc 2005 Preliminary Results   1

Review of the period

Income statement
Fourth quarter of 2005

Corus generated a profit after tax of (pound)64m and earnings per share of 1.51p during the last quarter of 2005 in market conditions that remained challenging.

Group turnover of (pound)2,424m remained largely unchanged when compared to the previous year (2004: (pound)2,499m). Total deliveries were 5.2mt (2004: 5.3mt). The downward pressure on steel selling prices experienced during the third quarter eased towards the end of the year leaving fourth quarter selling prices broadly unchanged. Reduced steel production throughout Europe, combined with lower imports, gradually restored the balance between supply and demand. European inventory levels returned to normal and demand began to improve towards the end of the year with steel deliveries at 5mt, some 4% higher than the third quarter of 2005.

Operating costs in the fourth quarter, excluding restructuring and impairment costs and profit on disposals, of (pound)2,307m were broadly unchanged when compared to the third quarter of 2005. Compared to the fourth quarter of 2004, operating costs were 2% higher and reflected the impact of increased input costs, particularly iron ore, coking coal and energy, offset by savings from the Group's Restoring Success programme. Including restructuring and impairment costs of (pound)35m, primarily related to the impairment of the fixed asset value of the Group's Aluminium smelter operations and net profit on disposals of (pound)12m, operating costs were (pound)2,330m (2004: (pound)2,279m).

Net finance costs were (pound)30m in the quarter and included a (pound)4m charge in relation to the fair value of the equity option within the Group's convertible bonds. This compared to (pound)43m in the fourth quarter of 2004 that included non-recurring charges related to the early redemption of the
(euro)400m bonds due 2006.

The net tax charge was (pound)1m for the fourth quarter (2004: (pound)18m) and included a deferred tax credit relating to a decrease in the rate of corporation tax in the Netherlands.

Full-year 2005

Group turnover for the year, at (pound)10,140m, was 9% higher than 2004. Despite the more challenging market conditions as the year progressed, average selling prices remained 15% higher than the previous year which more than offset a 5% fall in deliveries to 20mt.

The Group operating profit increased to (pound)680m, compared to (pound)662m in 2004. The underlying operating profit, excluding restructuring and impairment costs and profit on disposals, increased by (pound)89m to (pound)720m, 14% higher than the previous year. The increase in average steel selling prices, combined with benefits from the Group's Restoring Success programme, more than offset lower deliveries and the 9% increase in total operating costs attributable to the progressive impact of significantly higher raw material and energy costs. As the year progressed and market conditions deteriorated, the Restoring Success programme played an increasingly important role in underpinning the financial result.


                                    Corus Group plc 2005 Preliminary Results   2

In 2005, net restructuring and impairment costs were (pound)70m (2004:
(pound)47m) and primarily related to the impairment of the Aluminium smelter outlined above and job losses related to the new investment in the Long Products division announced during the first half of 2005, that will transfer UK rail production to Scunthorpe. Operating profit also included profit on the sale of fixed assets and group undertakings of (pound)30m (2004: (pound)78m), particularly the sale of non-core assets and surplus land.

Net finance costs for the full-year were (pound)101m. This compared to (pound)116m in 2004, that included charges related to the early redemption of the (euro)400m bonds due 2006. Average net debt, excluding the impact of IAS 32 and 39, explained in further detail below, decreased in the period, but the beneficial effect of this was offset by generally higher interest rates in 2005.

The Group's net tax charge was (pound)129m for the full year (2004:
(pound)126m), primarily related to the Group's overseas operations.

Cash flow and net debt
Fourth quarter of 2005

There was a net cash inflow from operating activities of (pound)273m during the fourth quarter of 2005. In addition to the operating profit of (pound)94m and depreciation and amortisation of (pound)105m, working capital requirements reduced by (pound)123m. Interest payments in the quarter of (pound)28m included the normal semi-annual payment of interest on the 7.5% 2011 bond, issued in the third quarter of 2004. Taxation paid in the quarter was a net credit of (pound)10m (2004: charge of (pound)24m), which included the benefit of a tax refund in the Group's overseas operations.

The outflow on investing activities was (pound)100m reflecting capital expenditure of (pound)154m as the Group continued its investment programme, partially offset by disposal proceeds received during the quarter. After a cash outflow on financing activities of (pound)30m in the quarter, which included the payment of the interim dividend of (pound)22m in October 2005, cash and cash equivalents increased by (pound)145m.

Full-year 2005

For the full-year, there was a net cash inflow from operating activities of (pound)657m (2004: (pound)363m). Cash generated from operations was (pound)939m driven by the improved operating profit of (pound)680m and depreciation and amortisation of (pound)343m, offset by other provision movements, including cash restructuring costs. Working capital requirements within this, in 2005 increased by (pound)65m and included the build of slab inventory ahead of the 2006 blast furnace reline at IJmuiden, offset by lower receivables that decreased in line with selling prices as the year progressed. This compared to an outflow on working capital of (pound)344m in 2004, when selling prices in the final quarter of the year were significantly higher. Interest paid increased to (pound)115m (2004: (pound)104m) and reflected higher average interest rates in 2005.

The outflow on investing activities for the full-year was (pound)354m, primarily related to capital expenditure of (pound)423m, as the Group continued its investment programme, partially offset by disposal proceeds received during the year. After a cash outflow on financing activities of (pound)33m, cash and cash equivalents increased by (pound)270m in the full-year to (pound)825m (2004:
(pound)557m).


                                    Corus Group plc 2005 Preliminary Results   3

Net debt

At the end of the period, net debt was (pound)821m, including the (pound)268m impact arising from the first time adoption of IAS 32 and 39 from January 2005 (2004: (pound)842m). These standards require drawings under the Group's debtor securitisation programme to be treated as debt, where previously the programme was shown as a reduction in receivables on the face of the balance sheet.

Balance sheet

Net assets at the year-end increased to (pound)3,378m (2004: (pound)3,058m), reflecting the Group's improved profitability. At the end of the period, the balance sheet reflected a net retirement liability of (pound)284m, including other post retirement benefits of (pound)21m and pension liabilities of (pound)263m. The triennial valuation of the Group's main UK scheme, the British Steel Pension Fund, for the 3 years to 31 March 2005 has been completed and revised assumptions, particularly longevity, have been reflected in the Group's balance sheet as at 31 December 2005. The scheme continued to have a net surplus of (pound)67m at the end of 2005 (2004: (pound)208m).

Carbon steel market
Economic climate

The global economy remained resilient in 2005 despite the significant increase in oil prices driven by a combination of strong demand and uncertainty of supply. China and the USA continued to lead the expansion in the global economy, although overall growth slowed from 3.8% in 2004 to 3.3% in 2005.

In Corus' core EU markets growth was subdued. UK economic growth slowed from 3.2% in 2004 to 1.7% in 2005. The Euro-zone's economic performance was similarly disappointing, with economic growth in the first half of 2005 of 1.2% increasing to 1.7% in the second half of the year. Towards the end of 2005 however, business and consumer confidence in the region began to improve, particularly in Germany following the election of a new Government.

Steel market

Global steel demand increased 4% in 2005 to reach 1 billion tonnes. Growth remained strong by historical standards, albeit lower than 2004 and continued to be heavily influenced by China. Chinese steel demand grew 18% in 2005 and accounted for around 32% of global demand. In Western Europe, demand declined by 5% in 2005 compared to growth of around 5% in 2004, with a significant slowdown in the first half of the year, due to a combination of excess inventories through the supply chain and weak underlying consumption.

In 2005, the growth in world crude steel production slowed to 6% (1.1billion tonnes), compared to 10% growth in 2004. Chinese steel production continued to grow strongly at 25% and accounted for 31% of global production. In contrast, European (EU15) production declined by some 3%, as producers including Corus, reduced output to align production with demand, particularly during the second and third quarters of 2005.

Average selling prices in 2005, particularly in Europe and Asia, remained higher than in 2004 as producers sought to recover the impact of the significant increases in raw material and energy costs. Downward pressure on prices intensified during the third quarter of 2005, following the build-up of excess inventory in the supply chain, weak demand


                                    Corus Group plc 2005 Preliminary Results   4
and higher European imports in the first half of the year. Reduced steel production in Europe and the USA gradually restored the balance between supply and demand in the second half of the year. Prices stabilised in the fourth quarter as inventory levels returned to normal and demand began to improve.

Estimated UK demand for the Group's main carbon steel products reduced by some 17% in 2005 at 9.1mt, due to a combination of the inventory correction outlined above and the slowdown in the UK economy. UK construction output is estimated to have fallen by 1% however steel consumption was relatively stable. In the automotive sector UK car production was some 3% lower including the impact of the closure of MG Rover. Corus carbon steel deliveries to the UK market in 2005 were 5.5mt (2004: 6.3mt). The Group's estimated UK market share in 2005 for main carbon steel products was 52% (2004: 51%), improving from 51% to 53% in the second half of the year as import levels reduced.

In continental Europe, finished steel demand reduced by 4% as high supply chain inventories reduced during the year. Underlying growth in steel demand was relatively unchanged. The performance of EU steel using industries was mixed, with activity levels generally improving as the year progressed, after a weak start to 2005. As in the UK, European inventory levels reduced significantly towards the end of the year and returned to normal levels.

Divisional performance

The Group structure comprises four main operating divisions - Strip Products, Long Products, Distribution and Building Systems and Aluminium. The main components of these divisions are noted in Appendix 1 of this release on page 24.

Strip Products Division

   Q4 2005     Q3 2005      Q4 2004  (pound) millions unless stated                            2005       2004
---------------------------------------------------------------------------------------------------------------
    1,221        1,195        1,304  Turnover                                                 5,140      4,724
---------------------------------------------------------------------------------------------------------------
    2,699        2,715        3,002  Deliveries (kt)                                         11,140     12,060
---------------------------------------------------------------------------------------------------------------
      105           93          135  Operating profit                                           605        417
---------------------------------------------------------------------------------------------------------------
       91           97          153  Operating profit                                           598        411
                                     (before restructuring, impairment and disposals)
---------------------------------------------------------------------------------------------------------------


Fourth quarter of 2005

Gross turnover at (pound)1,221m was 2% higher than in the third quarter of 2005 as average selling prices increased slightly whilst deliveries remained largely unchanged at 2.7mt. Excluding sales to other divisions of Corus (intra-group turnover), the average external selling price in the quarter was broadly unchanged. Gross turnover was, however, 6% lower than the same period in 2004 when market conditions were significantly more favourable.

Reduced steel production throughout Europe, combined with lower imports, gradually restored the balance between supply and demand towards the end of 2005. Spot prices for strip products, which reached their lowest point at the end of the third quarter, stabilised during the final quarter of the year, both in the UK and Northern Europe. There was however, a marginal recovery in Southern European selling prices that had undergone a more significant decline in the third quarter of 2005, although prices still remained below Northern European levels. Improved demand, combined with the build-up of slab inventory ahead of the reline of the IJmuiden Blast Furnace, enabled the division to return to normal


                                    Corus Group plc 2005 Preliminary Results   5


production levels during the final quarter of 2005. The increase in steel production from Port Talbot as part of the UK Restructuring programme also began during the fourth quarter of 2005 and the planned output of 4.7mtpa is on track to be achieved by the end of 2006.

The fourth quarter operating profit was (pound)105m. Excluding restructuring and impairment costs and disposal profits, the operating profit of (pound)91m was (pound)6m lower than the previous quarter, though the third quarter included a credit from the settlement of a long-standing legal claim ((pound)16m). The fourth quarter benefited from increased deliveries, which offset higher raw material costs and progressively increasing energy costs towards the end of the year. This compared to a quarterly operating profit of (pound)135m in 2004.

Full-year 2005

For the full-year, gross turnover was (pound)5,140m (2004: (pound)4,724m) of which (pound)1,013m (2004: (pound)841m) was intra-group. The average selling price per tonne was 18% higher than 2004 although this was offset by an 8% reduction in deliveries to 11.1mt (2004: 12.1mt) as a result of production restraints in line with reduced market demand. External market sales were 8.6mt (2004: 9.6mt) and intra-group deliveries were 2.6mt (2004: 2.5mt).

UK demand for strip products is estimated to have fallen by 16% to 4.6mt in 2005 (2004: 5.7mt). The reduction is primarily due to the inventory correction and decline in UK manufacturing output outlined above. The division's UK market share for its main products has however improved significantly to 52% during 2005, compared to 49% in 2004 and reflected better customer service, particularly improved delivery performance, a key performance target within the Restoring Success programme. Underlying demand in Europe also remained quite weak throughout 2005, although there was some improvement in Southern European markets towards the end of the year.

Operating costs for the period of (pound)4,535m were 5% higher than 2004, before and after restructuring and impairment costs and disposal profits. The increase in Chinese steel demand led to significantly higher raw material prices, particularly iron ore and coal but also downstream coatings, including zinc, tin and nickel. These increases were partly offset by improved manufacturing efficiencies achieved through the Group's Restoring Success programme. The division also became less dependent on imported coke during 2005 as the refurbishment of the Morfa coke ovens at Port Talbot was completed.

The global increase in oil prices led to significantly higher energy costs in the latter part of 2005. Increased gas and electricity prices also led to an increase in the cost of supplies that are heavily dependent on energy as part of their production process, including lime and oxygen.

The operating profit for 2005 increased by (pound)188m to (pound)605m (2004:
(pound)417m). Excluding restructuring and impairment costs of (pound)7m and profit on disposals of (pound)14m, the underlying result increased to (pound)598m (2004: (pound)411m). The higher average selling prices for the full-year, combined with benefits from the Group's Restoring Success programme, more than offset the progressive impact of significantly higher raw material and energy costs and lower sales volume.

Profit on disposal of fixed assets of (pound)14m related to the ongoing UK restructuring programme that involved the sale of surplus land at the Llanwern site, Ebbw Vale and Shotton.


                                    Corus Group plc 2005 Preliminary Results   6

Long Products Division

   Q4 2005     Q3 2005     Q4 2004  (pound) millions unless stated                          2005           2004
-----------------------------------------------------------------------------------------------------------------
      638          597         717  Turnover                                               2,679          2,605
-----------------------------------------------------------------------------------------------------------------
    1,736        1,659       2,170  Deliveries (kt)                                        7,123          8,172
-----------------------------------------------------------------------------------------------------------------
      (7)            5         137  Operating (loss)/profit                                   89            248
-----------------------------------------------------------------------------------------------------------------
      (2)            3          90  Operating (loss)/profit                                  106            162
                                    (before restructuring, impairment and disposals)
-----------------------------------------------------------------------------------------------------------------

Fourth quarter of 2005

Gross turnover for Long Products in the fourth quarter was (pound)638m, 7% higher than the third quarter of 2005. Total deliveries of 1.7mt increased by 5% compared to the third quarter of 2005 and the average selling price per tonne improved slightly by around 2%. However, external turnover, excluding intra-group sales of (pound)186m, decreased 4%, entirely attributable to lower average selling prices, as market conditions remained challenging. Compared to 2004, gross turnover was some 11% lower, as the division continued to restrict output until the middle of the fourth quarter in response to weak demand.

Scrap prices declined in the fourth quarter of the year which was reflected in lower selling prices, leading to weaker margins for sections and commodity grade rod manufactured via the Division's integrated process route. Margins for higher value added products however, a key growth area for the Division, remained stable or slightly improved. Higher gas and electricity costs, particularly for the electric arc production route at Engineering Steels, contributed to a small operating loss of (pound)(7)m being incurred in the final quarter of 2005.

The complexity of the order book that is being transferred to Engineering Steels in Rotherham, as part of the UK Restructuring Programme, has extended the commissioning period for the new assets. Combined with strong demand for high value products, this has resulted in the continued rolling of certain products at Stocksbridge and led to further commissioning costs in the quarter.


Full-year 2005

For the full-year, gross turnover was (pound)2,679m (2004: (pound)2,605m) of which (pound)714m (2004: (pound)750m) was intra-group. The average selling price per tonne increased 18%, partially offset by a 13% reduction in deliveries that arose from a combination of restricted output and the disposal of Tuscaloosa in 2004. The improvement in selling prices was in part driven by sales mix improvement initiatives that were part of the Restoring Success programme, which saw an increase in the proportion of higher added value sales.

High supply chain inventories in some sectors, particularly construction related products in UK and EU markets, led to a slowdown in demand during the first half of the year. The Division constrained output across a number of long products sectors from the second quarter of 2005 to align production with demand. However, demand for rail in the domestic markets and for higher value added products, including aerospace, special profiles, higher grade plate and rod for tyre cord, remained strong throughout the year, resulting in an improved sales mix. Overall UK demand for long products,


                                    Corus Group plc 2005 Preliminary Results   7
including the inventory correction outlined above, is estimated to have declined by 18% year on year. The Division's UK market share for its main products is estimated at 52% in 2005 (2004: 53%).

Operating costs for the year of (pound)2,590m were 10% higher than 2004 and 5% higher before restructuring and impairment costs and profit on disposals. Raw material costs increased significantly during 2005, as the increase in Chinese steel demand led to significantly higher prices, particularly for iron ore, coal and alloys. In addition, the global increase in oil prices led to higher energy costs, with gas and electricity prices accelerating sharply during the latter part of the year. Operating costs were also impacted by a significant increase in ship unloading charges due to congestion at unloading ports at the beginning of 2005.

The operating profit for 2005 was (pound)89m. This compared to (pound)248m in 2004 that included the profit on the sale of Tuscaloosa and the reversal of an existing impairment provision in respect of the Teesside fixed assets following the completion of a ten-year slab off-take agreement with an international consortium. The operating profit in 2005 included restructuring and impairment costs of (pound)15m (2004: (pound)38m) related to redundancy provisions following the announcement of new investment at Scunthorpe, the closure of the Workington site and the closure of the bloom caster at Teesside. The operating profit also included a net loss on disposals of (pound)(2)m (2004: (pound)48m profit) with profits arising from the continued sale of surplus land offset by a loss arising on the disposal of the non-core Mannstaedt special profiles operations in December 2005.

Excluding restructuring and impairment costs and profit on disposals, the underlying operating result was (pound)106m (2004: (pound)162m). The operating result reflected a combination of restricted output, the sale of the Tuscaloosa business and most significantly the sale of slab from Teesside Cast Products at cost instead of market price, since the start of 2005 in accordance with the new off-take agreement.

Distribution & Building Systems Division

    Q4 2005     Q3 2005     Q4 2004  (pound) millions unless stated                        2005       2004
------------------------------------------------------------------------------------------------------------
       740          696         701  Turnover                                              3,021     2,606
------------------------------------------------------------------------------------------------------------
     1,680        1,600       1,555  Deliveries (kt)                                       6,617     6,348
------------------------------------------------------------------------------------------------------------
        14            6          22  Operating profit                                         48        66
------------------------------------------------------------------------------------------------------------
        13            1          32  Operating profit                                         44        79
                                     (before restructuring, impairment and disposals)
------------------------------------------------------------------------------------------------------------



Fourth quarter of 2005

In the fourth quarter of 2005, gross turnover for the Distribution and Building Systems division increased to (pound)740m, 6% higher than the previous quarter, entirely attributable to increased deliveries, as average selling prices remained broadly unchanged. Compared to the fourth quarter of 2004, average selling prices were some 2% lower, although this has been more than offset by an 8% increase in deliveries. Higher deliveries in the International business have continued to compensate for lower deliveries in the distribution businesses, as market conditions remained challenging.


                                    Corus Group plc 2005 Preliminary Results   8

Fourth quarter operating profit improved to (pound)14m. Excluding restructuring and impairment costs and profits on the disposal of fixed assets, the underlying operating result was (pound)13m, compared to (pound)32m in the fourth quarter of 2004 when the result positively benefited from price changes on inventory.

Full-year 2005

For the full year, turnover of (pound)3,021m was 16% higher than 2004. Deliveries increased by 4% reflecting the successful growth strategy of Corus International, the Group's trading and projects business, which more than offset lower deliveries in the distribution business as a result of the less favourable market conditions in Western Europe. In the UK, market demand for core products processed and distributed by the division weakened in 2005 for both strip and long products. A similar trend was experienced in mainland European markets. Demand for the building products sector remained flat when compared to 2004.

The operating profit of (pound)48m compared to (pound)66m in 2004. Excluding restructuring and impairment costs and disposal profits, the operating profit of (pound)44m compared to (pound)79m in 2004, reflecting price changes on inventory and lower sales volume and margins in the distribution businesses.

Aluminium Division

    Q4 2005     Q3 2005     Q4 2004  (pound) millions unless stated                         2005        2004
-------------------------------------------------------------------------------------------------------------

       257          289         277  Turnover                                              1,110      1,092
-------------------------------------------------------------------------------------------------------------
       147          156         170  Deliveries (kt)                                         633        656
-------------------------------------------------------------------------------------------------------------
      (31)            5        (25)  Operating (loss)/profit                                (14)         11
-------------------------------------------------------------------------------------------------------------
         3            5          15  Operating profit                                         25         53
                                     (before restructuring, impairment and disposals)
-------------------------------------------------------------------------------------------------------------


Fourth quarter of 2005

Gross turnover for the Aluminium division of (pound)257m was 11% lower than the third quarter of 2005. Deliveries were 6% lower and average revenue per tonne also decreased by 6%, reflecting a weaker sales mix. Compared to the fourth quarter of 2004, turnover was 7% lower, attributable to lower deliveries as demand weakened in 2005 that more than offset a 7% increase in average revenue per tonne driven by higher metal prices.

In the fourth quarter, the division incurred an operating loss of (pound)(31)m compared to an operating loss of (pound)(25)m in 2004. The result included a charge in respect of impairment and restructuring costs of (pound)34m, primarily related to the impairment of the fixed assets associated with the division's smelting operations in Europe, following substantial increases in energy costs. The underlying operating profit for the fourth quarter was (pound)3m, significantly lower than 2004, as a result of higher energy and raw material costs that continued to adversely affect the smelter operations, whilst demand and pricing for the extrusions business remained weak.


                                    Corus Group plc 2005 Preliminary Results   9

Full-year 2005

Gross turnover in 2005 increased by 2% to (pound)1,110m (2004: (pound)1,092m) of which (pound)45m (2004: (pound)40m) was intra-group. Average revenue per tonne increased 5%, partially offset by a 4% reduction in total deliveries. Demand growth for rolled and extruded products in Europe was 0.2% in 2005, compared to 2.7% in the previous year although the aerospace market remained strong. Overall prices of rolled and extruded products increased during the year, however these increases were not enough to recover the increase in metal prices, which resulted in lower margins.

The division incurred an operating loss of (pound)(14)m in 2005 (2004:
(pound)11m profit), including restructuring, impairment and disposal costs of (pound)39m (2004: (pound)42m) primarily related to the impairment charge for the division's smelting operations described above. The extrusions operation at Bonn is also being restructured in response to weak market conditions.

Excluding restructuring and impairment costs and disposal profits, the underlying operating result was (pound)25m, compared to (pound)53m in 2004. In the first half of the year, the downstream rolled products businesses were impacted by operational problems at the two main rolling mills, following a fire at Duffel and a gearbox failure at Koblenz. The higher metal price during 2005 has also led to a margin squeeze in some of the downstream operations. For the smelting operations, the benefit of increased aluminium metal prices was more than offset by higher energy and raw material costs. A new energy contract for the Voerde smelter was completed in the fourth quarter of 2005 that will help to improve its competitive position. Negotiations to secure a similar contract for the Aldel smelter are underway.


Central and other

Certain other costs are not allocated to divisions, including stewardship, corporate governance and country holdings, and group consolidation entries. In the fourth quarter of 2005, central items reflected a net credit of (pound)12m due to positive foreign exchange rate changes and a credit arising on the elimination of profit in inventory on transfers between divisions.

For the full-year, net central costs were (pound)48m, (pound)32m lower than 2004. The latter included non-recurring charges of (pound)32m consisting of a provision against the transfer of Avesta Polarit employees from the British Steel Pension Scheme, advisors fees for the Teesside transaction and insurance costs related to former employees.


Accounting policies

The financial statements to 31 December 2005 are the first to be prepared on the basis of International Financial Reporting Standards as adopted in the EU
(IFRS). Corus has amended its accounting policies to comply with standards issued by the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that have been issued and are effective, or issued and early adopted, as at the time of preparing these statements. In particular, Corus has applied the amended approach to IAS 19 `Employee Benefits', which allows actuarial gains and losses on retirement benefit plans to be recognised in retained earnings and presented in the statement of recognised income and expense.


There were a number of international standards and interpretations that, although issued, were not yet effective or applied by Corus. These were IFRS 6 `Exploration for and Evaluation of Mineral Resources', IFRS 7 `Financial
Instruments: Disclosures' and the related amendments to IAS 1 `Presentation of Financial Statements' on capital disclosures, IFRIC 4 `Determining whether an Arrangement contains a Lease', IFRIC 5 `Right to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds', IFRIC 6 `Liabilities Arising from Participating in a Specific Market -


                                   Corus Group plc 2005 Preliminary Results   10

Waste Electrical and Electronic Equipment', IFRIC 7 `Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies' and IFRIC 8 `Scope of IFRS 2' and IFRIC 9 'Reassessment of Embedded Derivatives'.

Most of the changes arising from the adoption of these standards and interpretations in future periods are not expected to have a material impact on the financial statements of the Group. However, the assessment of the adoption of IFRIC 4 (which provides further guidance on those agreements to be treated as leases) from 1 January 2006 is still subject to completion and external review, and may lead to the recognition of a significant level of additional finance leases from that date.

Corus Group financial statements were previously prepared under UK Generally Accepted Accounting Practice (UK GAAP), which differs in some areas from IFRS. In preparing the 2005 financial statements it has been necessary to amend certain presentation, accounting, valuation and consolidation methods previously applied under UK GAAP, in order to comply with IFRS. The comparative figures in respect of 2004 have been restated to reflect these changes, except for the adoption of IAS 32 and 39, which only applied from 2 January 2005.


                                   Corus Group plc 2005 Preliminary Results   11

Consolidated income statement


   Unaudited          Unaudited          Unaudited
     Q4 2005            Q3 2005            Q4 2004                                       Note          2005                2004
    (pound)m           (pound)m           (pound)m                                                 (pound)m            (pound)m

       2,424              2,383              2,499       Group turnover                    1         10,140               9,332

     (2,330)             (2,280)            (2,279)      Total operating costs             3         (9,460)             (8,670)
--------------     --------------     --------------                                           --------------    ----------------

          94                 103                220      Group operating profit            5             680                662

        (37)                (32)               (49)      Finance costs                     6           (132)               (129)

           7                  10                  6      Finance income                    6              31                 13

                                                         Share of post-tax profits of
           1                 (1)                  7      joint ventures and                                1                 21
                                                         associates
--------------     --------------     --------------                                           --------------    ----------------

          65                 80                184       Profit before taxation                         580                  567

         (1)                (30)               (18)      Taxation                          7           (129)               (126)
--------------     --------------     --------------                                           --------------    ----------------

          64                 50                166       Profit after taxation                          451                  441

==============     ==============     ==============                                           ==============    ================

                                                         Attributable to:
          67                  50                171      Equity holders of the parent                    452                 447
         (3)                   -                (5)      Minority interests                              (1)                 (6)

--------------     --------------     --------------                                           --------------    ----------------
                                                                                                         451
          64                  50                166                                                                          441

==============     ==============     ==============                                           ==============    ================

                                                         Earnings per share

         1.51p              1.10p              3.85p     Basic earnings per ordinary                   10.17p              10.07p
                                                         share
==============     ==============     ==============                                           ==============    ================
                                                         Diluted earnings per
         1.68p              1.06p              3.54p     ordinary share                                 9.74p               9.43p
==============     ==============     ==============                                           ==============    ================


                                   Corus Group plc 2005 Preliminary Results   12

Consolidated balance sheet

                                                                                         Unaudited
                                                                                         1 October
                                                                       2005                   2005                  2004
                                                                   (pound)m               (pound)m              (pound)m
                                                 Note
Non-current assets
Goodwill                                                                 83                     82                    85
Other intangible assets                                                  56                     47                    39
Property, plant and equipment                                         2,820                  2,781                 2,793
Equity accounted investments                                             95                     99                   109
Other financial investments                                             113                    118                    66
Retirement benefit assets                                               157                    284                   311
Deferred tax assets                                                     172                    177                   174
                                                           ------------------     ------------------    ------------------
                                                                      3,496                  3,588                 3,577
                                                           ------------------     ------------------    ------------------
Current assets
Inventories                                                           1,954                  1,903                 1,732
Trade and other receivables                                           1,512                  1,621                 1,363
Current tax assets                                                       21                      4                    19
Other financial assets                                                   85                     78                     -
Short term investments                                                    -                      -                    11
Cash and short term deposits                                            871                    917                   589
Assets held for sale                                                      3                      -                     -
                                                           ------------------     ------------------    ------------------
                                                                      4,446                  4,523                 3,714
                                                           ------------------     ------------------    ------------------

                                                           ------------------     ------------------    ------------------
TOTAL ASSETS                                                          7,942                   8,111                7,291
                                                           ------------------     ------------------    ------------------

Current liabilities
Short term borrowings                                                 (384)                   (555)                (379)
Trade and other payables                                            (1,844)                 (1,735)              (1,742)
Current tax liabilities                                                (79)                    (44)                (117)
Other financial liabilities                                            (38)                    (13)                    -
Retirement benefit obligations                                          (5)                     (5)                 (18)
Short term provisions and other liabilities                           (117)                   (130)                (141)
                                                           ------------------     ------------------    ------------------
                                                                    (2,467)                 (2,482)              (2,397)
                                                           ------------------     ------------------    ------------------

Non-current liabilities
Long term borrowings                                                (1,308)                 (1,323)              (1,063)
Deferred tax liabilities                                              (126)                   (154)                (137)
Retirement benefit obligations                                        (436)                   (503)                (455)
Provisions for liabilities and charges                                (116)                   (119)                (122)
Other non-current liabilities                                          (46)                    (29)                 (26)
Deferred income                                                        (65)                    (66)                 (33)
                                                           ------------------     ------------------    ------------------
                                                                    (2,097)                 (2,194)              (1,836)
                                                           ------------------     ------------------    ------------------

TOTAL LIABILITIES                                                   (4,564)                 (4,676)              (4,233)
                                                           ------------------     ------------------    ------------------


NET ASSETS                                                            3,378                  3,435                 3,058
                                                           ==================     ==================    ==================

Equity
Called up share capital                                               1,697                  1,697                 1,696
Share premium account                                                   173                    172                   168
Statutory reserve                                 12                      -                      -                 2,338
Other reserves                                                          283                    255                   201
Consolidated reserves                                                 1,199                  1,283               (1,378)
                                                           ------------------     ------------------    ------------------

Equity attributable to equity holders of parent                       3,352                  3,407                 3,025
Minority interests                                                       26                     28                    33
                                                           ------------------     ------------------    ------------------

TOTAL EQUITY                                                          3,378                  3,435                 3,058

                                                           ==================     ==================    ==================


                                   Corus Group plc 2005 Preliminary Results   13

Statement of recognised income and expense

      Unaudited          Unaudited          Unaudited
        Q4 2005            Q3 2005            Q4 2004                                                     2005               2004
       (pound)m           (pound)m           (pound)m                                                 (pound)m           (pound)m
           (93)                 87               (35)       Actuarial gains/(losses) on defined          (156)                (64)
                                                            benefit plans

           (43)                  -                  -       Net movement on fair values of cash            (6)                   -
                                                            flow hedges

              1                  4                  -       Revaluation of available for sale                7                   -
                                                            investments

             15               (23)                 21       Deferred tax on items taken                     24                  19
                                                            directly to reserves

              1                  -                  1       Revaluation of goodwill due to                 (2)                   -
                                                            exchange

             14                 12                 21       Exchange movements on currency net            (12)                 (2)
                                                            investments

-----------------     --------------     --------------                                           --------------     --------------
          (105)                 80                  8       Net (expense)/income recognised              (145)                (47)
                                                            directly in equity

             64                 50                166       Profit after taxation                          451                 441

-----------------     --------------     --------------                                           --------------     --------------
           (41)                130                174       Total recognised (expense)/income              306                 394
                                                            for the period

              -                  -                  -       Adoption of IAS 32 and IAS 39                   16                   -

-----------------     --------------     --------------                                           --------------     --------------
           (41)                130                174                                                      322                 394
=================     ==============     ==============                                           ==============     ==============

                                                            Total recognised (expense)/income
                                                            for the period attributable to:

           (38)                130                179       Equity holders of the parent                   307                 400
            (3)                  -                (5)       Minority interests                             (1)                 (6)

-----------------     --------------     --------------                                           --------------     --------------
           (41)                130                174                                                      306                 394
=================     ==============     ==============                                           ==============     ==============
                                                            Adoption of IAS 32 and IAS 39
                                                            attributable to:

              -                  -                  -       Equity holders of the parent                    24                   -
              -                  -                  -       Minority interests                             (8)                   -

-----------------     --------------     --------------                                           --------------     --------------
              -                  -                  -                                                       16                   -
=================     ==============     ==============                                           ==============     ==============


Reconciliation of movements in equity

                                                                                                  Unaudited
                                                                                2005         1 October 2005                  2004
                                                                            (pound)m               (pound)m              (pound)m

Total equity at beginning of period                                             3,058                  3,058                 2,658
Adoption of IAS 32 and IAS 39                                                      16                     16                     -

                                                                    ------------------     ------------------    ------------------
Total equity at beginning of period - restated                                  3,074                  3,074                 2,658

Total recognised income and expense attributable to equity                        307                    345                   400
holders of the parent

Issue of conditional share awards                                                  12                      8                     4

New shares issued                                                                   6                      5                     1

Dividends paid                                                                   (22)                      -                     -

Minority interests                                                                  1                      3                   (5)
                                                                    ------------------     ------------------    ------------------
Total equity at end of period                                                   3,378                  3,435                 3,058
                                                                    ==================     ==================    ==================



                                   Corus Group plc 2005 Preliminary Results   14

   Consolidated cash flow statement

   Unaudited          Unaudited          Unaudited
      Q4 2005           Q3 2005            Q4 2004                                                      2005                 2004
     (pound)m          (pound)m           (pound)m                                       Note       (pound)m             (pound)m
                                                         Operating activities
          291                348                351      Cash generated from operations    8              939                 578
         (28)               (16)                (5)      Interest paid                                  (115)               (104)
            -                  -                  8      Premium received on issue of                       -                   8
                                                         new loans
            -                  -                (9)      Premium paid on redemption of                      -                 (9)
                                                         Eurobond
            -                  -                (3)      Issue costs of new loans                           -                (15)
            -                  -                  -      Interest element of finance                      (1)                 (2)
                                                         lease rental payments
            -                  -                  -      UK corporation tax received                        4                   -
           10               (67)               (24)      Taxation paid                                  (170)                (93)
--------------     --------------     --------------                                           ---------------    ----------------
          273                265                318      Net cash flow from operating                     657                 363
                                                         activities
--------------     --------------     --------------                                           ---------------    ----------------

                                                         Investing activities
        (154)               (88)               (88)      Purchase of property, plant and                (423)               (310)
                                                         equipment
            2                  -                  -      Development grants received                        2                   -
           33                  7                  7      Sale of property, plant and                       49                  37
                                                         equipment
         (11)                (4)                (8)      Purchase of other intangible                    (29)                (12)
                                                         assets
            7               (10)                  -      Purchase of other fixed asset                   (35)                (12)
                                                         investments
            -                  -                (5)      Investments in joint ventures                      -                 (5)
                                                         and associates
            -                  -                  -      Loans to joint ventures and                        -                 (1)
                                                         associates
                                                         Repayment of loans by joint                        -
            -                  -                  -      ventures and associates                                                6
                                                         Purchase of subsidiary                             -
            -                  -               (11)      undertakings and businesses,                                        (11)
                                                         net of cash acquired
            8                  2                  -      Sale of subsidiary undertakings                   29                  95
                                                         and businesses
            3                  -                  2      Sale of joint ventures and                         3                   2
                                                         associates
           10                  8                  5      Interest received                                 30                  12
            2                  -                  1      Dividends from joint ventures                      9                   4
                                                         and associates
            -                  1               (10)      Sale/(purchase) of short term                     11                 (5)
                                                         investments
--------------     --------------     --------------                                           ---------------    ----------------
        (100)               (84)              (107)      Net cash flow from investing                   (354)               (200)
                                                         activities
--------------     --------------     --------------                                           ---------------    ----------------

                                                         Financing activities
            1                  1                  1      Issue of new shares                                6                   1
            -                  1                131      Proceeds from borrowings                           3                 558
          (9)                (2)              (386)      Repayment of borrowings                         (19)               (503)
            -                  -                  -      Capital element of finance                       (1)                 (1)
                                                         lease rental payments
         (22)                  -                  -      Dividends paid                                  (22)                   -
--------------     --------------     --------------                                           ---------------    ----------------
         (30)                  -              (254)      Net cash flow from financing                    (33)                  55
                                                         activities
--------------     --------------     --------------                                           ---------------    ----------------

          143                181               (43)      Net movement in cash and cash                    270                 218
                                                         equivalents
          680                499                597      Cash and cash equivalents at                     557                 340
                                                         beginning of period
            2                  -                  3      Effect of foreign exchange rate                  (2)                 (1)
                                                         changes
--------------     --------------     --------------                                           ---------------    ----------------
          825                680                557      Cash and cash equivalents at                     825                 557
                                                         end of period
==============     ==============     ==============                                           ===============    ================

                                                         Cash and cash equivalents
                                                         comprise:
          871                917                589      Cash and short term deposits                     871                 589
         (46)              (237)               (32)      Bank overdrafts                                 (46)                (32)
--------------     --------------     --------------                                           ---------------    ----------------
          825                680                557                                                       825                 557
==============     ==============     ==============                                           ===============    ================



                                   Corus Group plc 2005 Preliminary Results   15

   Reconciliation of net cash flow to movement in net debt


   Unaudited          Unaudited          Unaudited
     Q4 2005            Q3 2005            Q4 2004                                                       2005                 2004
    (pound)m           (pound)m           (pound)m                                                   (pound)m             (pound)m

          143                181              (43)       Movement in cash and cash equivalents             270                 218
            -                (1)                10       Movement in short term investments               (11)                   5
            9                  1               255       Movement in debt                                   17                (54)
            -                  -               (8)       Premium received on issue of new                   -                  (8)
                                                         loans
            -                  -                 3       Issue costs of new loans                           -                   15
--------------     --------------     --------------                                            ---------------    -----------------

          152                181               217       Change in net debt resulting from                276                  176
                                                         cash flows in period
                               -                 3       Debt and liquid resources acquired                 -                    3
          (6)               (10)              (16)       Exchange rate movements                            27                 (9)
          (6)                (1)              (12)       Other non-cash changes                           (14)                (11)
--------------     --------------     --------------                                            ---------------    -----------------

          140                170               192       Movement in net debt during the                  289                  159
                                                         period

        (961)            (1,131)           (1,034)       Net debt at beginning of the period             (842)             (1,001)

            -                  -                 -       Adoption of IAS 32 and IAS 39                   (268)                   -

--------------     --------------     --------------                                            ---------------    -----------------
        (821)              (961)             (842)       Net debt at end of the period                   (821)               (842)
==============     ==============     ==============                                            ===============    =================




The adoption of IAS 32 and IAS 39 may be further analysed as follows:                                     2005
                                                                                                      (pound)m
Reclassification  of non-returnable proceeds from the securitisation programme                           (275)
Reclassification of equity element of convertible debt and accretion of interest                            15
thereon
Reclassification of minority preference shares                                                             (8)
                                                                                                ---------------

                                                                                                         (268)

                                                                                                ===============



   Analysis of net debt

                                                                                                    Unaudited
                                                                                                    1 October
                                                                                    2005                 2005                 2004
                                                                                (pound)m             (pound)m             (pound)m

Cash and short term deposits (excluding bank overdrafts)                             871                  917                  589
Bank overdrafts                                                                     (46)                 (237)                (32)
Short term investments                                                                 -                    -                   11
Long term borrowings                                                             (1,275)               (1,294)             (1,035)
Other loans                                                                        (336)                 (316)               (346)
Obligations under finance leases                                                    (35)                  (31)                (29)
                                                                              ------------      ---------------    -----------------
                                                                                   (821)                 (961)               (842)
                                                                              ============      ===============    =================


   Following the conversion to IFRS, the Group's two convertible bonds are now disclosed within other loans as short term borrowings. The bonds mature in 2007, however bond holders do have the right to convert at any time in the intervening period.


                                   Corus Group plc 2005 Preliminary Results   16

   Supplementary information

      Unaudited          Unaudited          Unaudited
        Q4 2005            Q3 2005            Q4 2004                                                     2005               2004
       (pound)m           (pound)m           (pound)m                                                 (pound)m           (pound)m


                                                            1.a Turnover by division
           1,221              1,195             1,304       Strip Products                                5,140              4,724
             638                597               717       Long Products                                 2,679              2,605
             740                696               701       Distribution & Building Systems               3,021              2,606
             257                289               277       Aluminium                                     1,110              1,092
              21                 22                20       Central & other                                  77                 67
-----------------     --------------     --------------                                         ----------------    ---------------

           2,877              2,799             3,019       Gross turnover                               12,027             11,094
           (453)              (416)             (520)       Less: intra-group turnover                  (1,887)            (1,762)
-----------------     --------------     --------------                                         ----------------    ---------------
           2,424              2,383             2,499       Group turnover                               10,140              9,332
=================     ==============     ==============                                         ================    ===============

                                                            comprising:

             992                946             1,075       Strip Products                                4,127              3,883
             452                470               470       Long Products                                 1,965              1,855
             733                690               687       Distribution & Building Systems               2,971              2,534
             247                276               265       Aluminium                                     1,065              1,052
               -                  1                 2       Central & other                                  12                  8
-----------------     --------------     --------------                                         ----------------    ---------------
           2,424              2,383             2,499       Group turnover                               10,140              9,332
=================     ==============     ==============                                         ================    ===============

                                                            1.b Group turnover by destination
             585                649               656       UK                                            2,706              2,614
           1,327              1,242             1,390       Europe (excluding UK)                         5,418              4,983
             203                221               206       North America                                   870                923
             309                271               247       Other areas                                   1,146                812
-----------------     --------------     --------------                                         ----------------    ---------------
           2,424              2,383             2,499                                                    10,140              9,332
=================     ==============     ==============                                         ================    ===============




                                   Corus Group plc 2005 Preliminary Results   17


      Unaudited          Unaudited          Unaudited                                                Unaudited          Unaudited
        Q4 2005            Q3 2005            Q4 2004                                                     2005               2004
             Kt                 Kt                 Kt                                                       Kt                 Kt
                                                            2.a Sales volume by division
           2,699              2,715              3,002      Strip Products                               11,140             12,060
           1,736              1,659              2,170      Long Products                                 7,123              8,172
           1,680              1,600              1,555      Distribution & Building Systems               6,617              6,348
             147                156                170      Aluminium                                       633                656
               -                  -                  -      Central & other                                   -                  -
-----------------    ---------------     --------------                                           --------------     --------------
-----------------    ---------------     --------------                                           --------------     --------------

           6,262             6,130               6,897      Gross sales volume                           25,513             27,236
         (1,107)            (1,175)            (1,610)      Less: intra-group                           (5,096)            (5,713)
-----------------    ---------------     --------------                                           --------------     --------------
-----------------    ---------------     --------------                                           --------------     --------------
           5,155              4,955              5,287      Group sales volume                           20,417             21,523
=================    ===============     ==============                                           ==============     ==============
=================    ===============     ==============

                                                            comprising:

           2,134              2,019              2,413      Strip Products                                8,588              9,574
           1,214              1,206              1,189      Long Products                                 4,753              5,110
           1,661              1,577              1,522      Distribution & Building systems               6,454              6,195
             146                153                163      Aluminium                                       622                644
               -                  -                  -      Central & other                                   -                  -
-----------------    ---------------     --------------
-----------------    ---------------     --------------                                           --------------     --------------
           5,155              4,955              5,287      Group sales volume                           20,417             21,523
=================    ===============     ==============                                           ==============     ==============
=================    ===============     ==============                                           ==============     ==============


                                                            2.b Group sales volume by
                                                            destination
           1,367              1,300              1,505          UK                                        5,536              6,336
           2,589              2,445              2,834          Europe (excluding UK)                    10,454             10,989
             453                374                334          North America                             1,622              1,958
             746                836                614          Other areas                               2,805              2,240
-----------------    ---------------     --------------                                           --------------     --------------
-----------------    ---------------     --------------                                           --------------     --------------
           5,155              4,955              5,287                                                   20,417             21,523
=================    ===============     ==============                                           ==============     ==============
=================    ===============     ==============                                           ==============     ==============


                                   Corus Group plc 2005 Preliminary Results   18


      Unaudited          Unaudited          Unaudited
        Q4 2005            Q3 2005            Q4 2004                                                       2005               2004
       (pound)m           (pound)m           (pound)m                                                   (pound)m           (pound)m
                                                            3.  Total operating costs

           1,150              1,043              1,105      Raw materials & consumables                    4,584              4,178
             170                228                226      Maintenance costs (excluding own                 804                808
                                                            labour)
             408                358                332      Other external charges                         1,528              1,343
             447                437                488      Employment costs                               1,844              1,789
             105                 76                 89      Depreciation & amortisation (net of              343                306
                                                            grants released)
             146                102                128      Other operating costs                            557                556
            (78)                 53               (77)      Changes in inventory                           (144)              (213)
             (6)                (8)                (7)      Own work capitalised                            (26)               (19)
            (27)                (9)                (5)      Profit on disposal of property,                 (44)               (34)
                                                            plant and equipment
              15                  -                  -      Loss/(profit) on disposal of group                14               (44)
                                                            undertakings
-----------------     --------------     --------------                                            ---------------     -------------
           2,330              2,280              2,279                                                     9,460              8,670
=================     ==============     ==============                                            ===============     =============

                                                            4.  Restructuring, impairment and
                                                            disposals

                                                            As included in total
                                                            operating costs:

               4                  6                 11      Redundancy and related costs                      27                26
              31                  -               (10)      Impairment losses related to                      38               (19)
                                                            property, plant and equipment
             (2)                  -                  -      Accelerated release of grants                    (2)                 -
               -                  -                 22      Impairment losses related to                       -                22
                                                            intangible assets
               -                  -                  4      Other asset write-downs                            1                13
               2                  -                  3      Other rationalisation costs                        6                 5
-----------------     --------------     --------------                                            ---------------     -------------
              35                  6                 30                                                        70                47

            (27)                (9)                (5)      Profit on disposal of property,                 (44)               (34)
                                                            plant and equipment
              15                  -                  -      Loss/(profit) on disposal of group                14               (44)
                                                            undertakings
-----------------     --------------     --------------                                            ---------------     -------------
              23                (3)                 25      Net restructuring, impairment and                 40               (31)
                                                            disposals charge/(credit)
=================     ==============     ==============                                            ===============     =============

                                                            comprising:

            (14)                  4                 18      Strip Products                                   (7)                (6)
               5                (2)               (47)      Long Products                                     17               (86)
             (1)                (5)                 10      Distribution & Building Systems                  (4)                13
              34                  -                 40      Aluminium                                         39                42
             (1)                  -                  4      Central & other                                  (5)                 6
-----------------     --------------     --------------                                            ---------------     -------------
              23                (3)                 25                                                        40               (31)
=================     ==============     ==============                                            ===============     =============



                                   Corus Group plc 2005 Preliminary Results   19


      Unaudited          Unaudited          Unaudited
        Q4 2005            Q3 2005            Q4 2004                                                       2005               2004
       (pound)m           (pound)m           (pound)m                                                   (pound)m           (pound)m

                                                            5. Group operating result

                                                            After restructuring, impairment and
                                                            disposals:
            105                  93                135      Strip Products                                    605               417
            (7)                   5                137      Long Products                                      89               248
             14                   6                 22      Distribution & Building Systems                    48                66
           (31)                   5               (25)      Aluminium                                        (14)                11
             13                 (6)               (49)      Central & other                                  (48)              (80)
-----------------    ---------------     --------------                                            ---------------    --------------
             94                 103                220                                                        680               662
=================    ===============     ==============                                            ===============    ==============


                                                            Before restructuring, impairment and
                                                            disposals:
             91                  97                153      Strip Products                                    598               411
            (2)                   3                 90      Long Products                                     106               162
             13                   1                 32      Distribution & Building Systems                    44                79
              3                   5                 15      Aluminium                                          25                53
             12                 (6)               (45)      Central & other                                  (53)              (74)
-----------------    ---------------     --------------                                            ---------------    --------------
            117                 100                245                                                        720               631
=================    ===============     ==============                                            ===============    ==============


                                                            6.  Financing items

                                                            Interest expense:
           (32)                (30)               (38)      - Bank and other borrowings                     (120)             (117)
            (1)                 (2)                  -      - Accretion of convertible bonds                  (7)                 -
              -                   -                  -      - Finance leases                                  (1)               (1)
              -                   -               (11)      Charges arising on redemption of bond               -              (11)
            (4)                   -                  -      Fair value losses - convertible bond              (4)                 -
                                                            equity options
-----------------    ---------------     --------------                                            ---------------    --------------
           (37)                (32)               (49)      Finance costs                                   (132)             (129)
-----------------    ---------------     --------------                                            ---------------    --------------

             10                  10                  6      Interest income                                    31                13
            (3)                   -                  -      Fair value gains - convertible bond                 -                 -
                                                            equity options
-----------------    ---------------     --------------                                            ---------------    --------------
              7                  10                  6      Finance income                                     31                13
-----------------    ---------------     --------------                                            ---------------    --------------

           (30)                (22)               (43)                                                      (101)             (116)
=================    ===============     ==============                                            ===============    ==============


                                   Corus Group plc 2005 Preliminary Results   20


      Unaudited          Unaudited          Unaudited
        Q4 2005            Q3 2005            Q4 2004                                                       2005               2004
       (pound)m           (pound)m           (pound)m                                                   (pound)m           (pound)m

                                                            7.  Taxation

               -                  -                  -      UK corporation tax                             -                  -
             (2)                  -                  -      UK prior year credit                         (2)                  -
               3                  1                (2)      Overseas prior year charge                   (3)                (1)
                                                            /(credit)
               9                 39                 21      Overseas taxes                               137                106
-----------------    ---------------     --------------                                         --------------     --------------
              10                 40                 19      Current tax                                  132                105
              15                  -                  4      UK deferred tax                               15                 13
            (24)               (10)                (5)      Overseas deferred tax                       (18)                  8
-----------------    ---------------     --------------                                         --------------     --------------
               1                 30                 18                                                   129                126
=================    ===============     ==============                                         ==============     ==============


Deferred tax assets amounting to (pound)172m have been recognised at 31 December
2005 (2004: (pound)174m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,471m
(2004: (pound)1,706m) of which (pound)1,063m (2004: (pound)1,218m) are UK losses.
                                                            8.   Reconciliation of cash
                                                            generated from operations
              64                 50                166      Profit after taxation                        451                441
                                                            Adjustments for:
               1                 30                 18      Tax                                          129                126
             105                 76                 89      Depreciation & amortisation (net             343                306
                                                            of grant released)
            (12)                (9)                (5)      Profit on disposals                         (30)               (78)
             (7)               (10)                (6)      Interest income                             (31)               (13)
              37                 32                 49      Interest expense                             132                129
             (1)                  1                (7)      Share of results of joint                    (1)               (21)
                                                            ventures and associates
               4                  3                  2      Other non-cash items                          12                  4
                                                            Restructuring costs (excluding
               4                                            impairment losses related to
                                  6                 18      property, plant and equipment)                32                 44
            (24)               (13)               (14)      Utilisation of rationalisation              (63)               (49)
                                                            provisions
            (61)                 79              (112)      Movement in inventories                    (262)              (357)
              74                190                 37      Movement in receivables                       72              (277)
             110               (88)                 99      Movement in payables                         125                290
               3                  3                  -      Unamortised element of contract               37                  -
                                                            advances
             (6)                (2)                 17      Other movements (net)                        (7)                 33
-----------------    ---------------     --------------                                         --------------     --------------
             291                348                351      Net cash flow generated from                 939                578
                                                            operations
=================    ===============     ==============                                         ==============     ==============


                                   Corus Group plc 2005 Preliminary Results   21


      Unaudited          Unaudited          Unaudited
        Q4 2005            Q3 2005            Q4 2004                                                       2005               2004
       (pound)m           (pound)m           (pound)m                                                   (pound)m           (pound)m

                                                            9. Capital expenditure

             154                 88                 88      Purchase of property, plant and              423                310
                                                            equipment
               9                  5                 42      Movement in capital creditors                  -                 65

-----------------    ---------------     --------------                                         --------------     --------------
             163                 93                130                                                   423                375
=================    ===============     ==============                                         ==============     ==============

                                                            10. Reconciliation of Group
                                                            operating profit to
                                                            EBITDA before restructuring,
                                                            impairment and disposals

              94                103                220      Group operating profit                       680                662
              35                  6                 30      Restructuring costs                           70                 47
            (12)                (9)                (5)      Profit on disposals                         (30)               (78)
-----------------    ---------------     --------------                                         --------------     --------------
             117                100                245      Underlying operating profit                  720                631

                                                            Depreciation & amortisation (net
                                                             of grants released and excluding
              76                                             impairment losses related to
                                 76                 77       property, plant and equipment               307                303
                                                             and intangible assets)
-----------------    ---------------     --------------                                         --------------     --------------
             193                176                322      EBITDA before restructuring,               1,027                934
                                                            impairment and disposals
=================    ===============     ==============

                                                            comprising:
             138                139                191      Strip Products                               777                583
              13                 19                106      Long Products                                170                225
              18                  6                 41      Distribution & Building Systems               64                104
              11                 15                 23      Aluminium                                     62                 91
              13                (3)               (39)      Central & other                             (46)               (69)
-----------------    ---------------     --------------                                         --------------     --------------
             193                176                322      EBITDA before restructuring,               1,027                934
                                                            impairment and disposals
=================    ===============     ==============                                         ==============     ==============


                                   Corus Group plc 2005 Preliminary Results   22


                                                                           Unaudited              Unaudited             Unaudited
                                                                                2005         1 October 2005                  2004

11. Employees (to the nearest `000)                                           Number                 Number                Number

      Average weekly numbers employed:
      UK                                                                       24,300                 24,300                24,500
      Netherlands                                                              11,300                 11,300                11,300
      Germany                                                                   5,700                  5,700                 5,900
      Other countries                                                           6,900                  6,900                 6,900
                                                                    ------------------     ------------------    ------------------
                                                                               48,200                 48,200                48,600
                                                                    ==================     ==================    ==================



      Numbers employed at end of period:
      UK                                                                       24,000                 24,200                24,400
      Netherlands                                                              11,400                 11,400                11,200
      Germany                                                                   4,900                  5,700                 5,800
      Other countries                                                           7,000                  7,000                 6,900
                                                                    ------------------     ------------------    ------------------
                                                                               47,300                 48,300                48,300
                                                                    ==================     ==================    ==================
      Comprising:

      Strip Products                                                           22,500                 22,600                22,600
      Long Products                                                            11,800                 12,800                12,900
      Distribution & Building Systems                                           5,700                  5,700                 5,800
      Aluminium                                                                 5,700                  5,700                 5,700
      Central & other                                                           1,600                  1,500                 1,300
                                                                    ------------------     ------------------    ------------------
                                                                               47,300                 48,300                48,300
                                                                    ==================     ==================    ==================



12. Statutory Reserve
The statutory reserve of (pound)2,338m disclosed in the balance sheet as at 1 January 2005 arose in Corus UK Limited under section 7(1) of the British Steel Act 1988. Of the total balance (pound)381m was originally set aside as available for distribution, with the balance of (pound)1,957m, a restricted reserve which could only be applied in paying up unissued shares to be allotted to its parent Company as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.

                                   Corus Group plc 2005 Preliminary Results   23


Principal divisional activities                                                            Appendix 1

---------------------------------------------------------------------------------------------------------------------------------
Strip Products Division

Corus Strip Products IJmuiden and                  Corus Tubes                              Corus Special Strip
Corus Strip Products UK                            Steel tubes, hollow sections, line       Plated precision strip products with
Hot rolled steel strip and cold rolled             pipe and pipeline project                specialist finishes
and metallic coated steel                          management

Corus Packaging Plus                               Corus Colors                             Cogent Power
Light gauge coated steel for packaging and         Pre-finished steels                      Electrical steels, transformer cores,
non-packaging applications                                                                  generator and motor laminations

---------------------------------------------------------------------------------------------------------------------------------

Long Products Division

Corus Construction & Industrial                    Corus Rail                               Downstream businesses
Plate, sections, wire rod and semi-                Railway products, design and             Custom designed hot rolled special
finished steel                                     consultancy, rail infrastructure         steel profiles, hot and cold narrow
                                                   contracting                              strip

Corus Engineering Steels                                                                    Teesside Cast Products
Engineering billet, rolled and bright bar                                                   Slab and bloom

---------------------------------------------------------------------------------------------------------------------------------

Distribution and Building
Systems Division

Corus Distribution and                             Corus International                      Corus Consulting
Building Systems                                   Tailored product and service             Consultancy, technology, training
Service centres, further material processing       solutions for international projects     and operational assistance to the
and building systems                               and international trade                  steel and aluminium industries

---------------------------------------------------------------------------------------------------------------------------------

Aluminium Division

Corus Primary Aluminium                            Corus Aluminium Rolled Products          Corus Aluminium Extrusions
Extrusion billets, slabs and ingots                Rolled plate, sheet and coil             Soft and hard extruded profiles,
                                                                                            rod and bars


                                   Corus Group plc 2005 Preliminary Results   24